

February 6, 2018

<u>Via E-mail</u>
Shmuel Jonas
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, New Jersey 07102

> **Re:     IDT Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2017**
> **Filed October 16, 2017**
> **File No. 1-16371**

Dear Mr. Jonas:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment.  Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues.  At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1.  On your website you list the international calling rates for Sudan and Syria, countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls.  Your Form 10-K does not include disclosure about contacts with those countries.  Please tell us the nature and extent of your services in and other contacts with Sudan and Syria, if any, whether through subsidiaries or other direct or indirect arrangements.  Please also discuss the materiality of any such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision.  Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent period.  You also should

address the potential impact upon your reputation and share value of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     Larry Spirgel
        Assistant Director
        Division of Corporation Finance